SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )

Healthtronics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42222L107

(CUSIP Number)

Jeffery R. Schaffart

Koley Jessen P.C., L.L.O.

One Pacific Place

1125 South 103 Street, Suite 800

Omaha, NE 68124

Phone: (402) 390-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. Blue TSV I, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,868,182
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,868,182
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 58,946
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 58,946

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. BlueLine Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 78,236
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 78,236

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 58,946
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 58,946

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. BlueLine Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 78,236
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 78,236

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer

This Schedule 13D relates to Common Stock (the “Common Stock”) of Healthtronics, Inc. (the “Company”) with its principal executive offices located at 9825 Spectrum Drive, Building 3, Austin, Texas.

Item 2. Identity and Background

(a) This Schedule 13D filed by Blue TSV I, LTD, a Cayman Island exempt company (“TSV I”), BlueLine Capital Partners II, LP, a Delaware limited partnership (“BCP II”), BlueLine Capital Partners III, LP, a Delaware limited partnership (“BCP III”), BlueLine Partners, L.L.C., a Delaware limited liability company (“BLGP I”), and BlueLine Partners II, L.L.C., a Delaware limited liability company (“BLGP II”, and together with the above named entities, the “Reporting Entities”). John Steven Kraus and Timothy P. Bacci are the directors of TSV I. Scott A. Shuda and Timothy P. Bacci are the managing directors of BLGP I and BLGP II. BCP II, BCP III, BLGP I and BLGP II are collectively referred to herein as the “BlueLine Entities”.

(b) The business address of TSV I is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. The business address of the other Reporting Entities and the individuals named in subsection (a) above is 402 Railroad Avenue, Suite 201, Danville, California 94526.

(c) TSV I is an investment corporation. Each of BCP II, and BCP III is an investment partnership. Each of BLGP I and BLGP II is an investment management firm that provides investment management services to private investment funds. BLGP I is the sole general partner of BCP II. BLGP II is the sole general partner of BCP III. This principal occupation of Mr. Kraus is to act as an advisor to various private investment firms. The principal occupation of Messrs. Shuda and Bacci is to act as managing directors of BLGP I and BLGP II. Subsection (b) above lists the mailing address of each of Messrs. Kraus, Shuda and Bacci.

(d) None of the Reporting Entities nor Messrs. Kraus, Shuda and Bacci has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Entities nor Messrs. Kraus, Shuda and Bacci has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

(f) TSV I is a Cayman Islands exempt company. Each of BCP II and BCP III is a Delaware limited partnership. Each of BLGP I and BLGP II is a Delaware limited liability company. Each of Messrs. Kraus, Shuda and Bacci are citizens of the United States.

Item 3. Source and Amount of Funds

All of the funds used in making the purchase of the Shares described in Item 5 of this Schedule 13D came from the working capital of the Funds.

Item 4. Purpose of the Transaction

The Reporting Entities have purchased the Shares described in Item 5 of this Schedule 13D for investment purposes. The Reporting Entities believe the Company’s shares are undervalued and that this is due, in part, to the aggressive manner in which the Company has recently been pursuing acquisitions. While these acquisitions all have strategic promise, the timing of these deals has been out of sync with the significantly more cautious perspective of investors. The Reporting Entities currently have no plans that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, however, the BlueLine Entities regularly explore the potential of value creating opportunities, including those that could result in such transactions.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 2,005,364 shares of Common Stock (the “Shares”). The Shares represent approximately 5.3% of the shares of Common Stock outstanding based on 37,619,384 shares of the Company’s Common Stock outstanding at February 28, 2009 as reported in the Company’s Form 10-K for the Company’s fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission on March 10, 2009.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b) As of the date of this Schedule 13D, TSV I has sole voting power and sole dispositive power with respect to 1,868,182 shares of the Common Stock of the Company and the BlueLine Entities have shared voting power and shared dispositive power with respect to 137,182 shares of the Common Stock of the Company.

(c) The following table details the transactions effected during the past sixty days or since the most recent filing of a Schedule 13D, whichever is less, by Reporting Entities (each of which was effected in an ordinary brokerage transaction).

TSV I

Date	No. of Shares	Price per Share
01/22/2009	4,000	$2.13
01/23/2009	55,353	$2.15
01/26/2009	10,000	$2.12
01/27/2009	20,225	$2.02
01/28/2009	42,700	$1.99

01/28/2009	49,000	$1.99
01/29/2009	9,169	$1.98
01/30/2009	21,500	$1.87
01/30/2009	14,555	$1.88
02/02/2009	72,427	$1.67
02/03/2009	55,203	$1.48
02/04/2009	35,386	$1.59
02/05/2009	77,299	$1.60
02/06/2009	79,307	$1.65
02/09/2009	65,300	$1.65
02/10/2009	65,939	$1.58
02/11/2009	53,967	$1.53
02/12/2009	19,161	$1.51
02/13/2009	158,630	$1.49
02/17/2009	85,707	$1.34
02/18/2009	11,970	$1.36
02/19/2009	18,171	$1.62
02/20/2009	2,729	$1.54
02/23/2009	18,896	$1.51
02/24/2009	26,000	$1.48
02/25/2009	25,100	$1.51
02/26/2009	13,600	$1.49
02/27/2009	13,100	$1.48
03/02/2009	22,852	$1.45
03/03/2009	39,900	$1.44
03/04/2009	15,000	$1.43
03/05/2009	37,268	$1.40
03/06/2009	20,871	$1.40
03/09/2009	17,000	$1.34
03/10/2009	17,700	$1.50
03/13/2009	3,738	$1.44
03/17/2009	27,100	$1.30
03/18/2009	12,351	$1.30
03/19/2009	5,268	$1.29
03/20/2009	5,682	$1.33

To the knowledge of the Reporting Entities, none of the executive officers or directors of TSV I, BLGP I, or BLGP II, has engaged in any transaction in any shares of the Issuer’s Common Stock during the sixty days immediately preceding the date hereof.

(d) No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

1.	Exhibit A – Joint Filing Agreement dated March 23, 2009, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2009

Blue TSV I, LTD

By:	/s/ John Steven Kraus
Name: John Steven Kraus
Title: Director

BlueLine Capital Partners II, L.P.

By:	BlueLine Partners, L.L.C.
Its: General Partner

By:	/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

BlueLine Capital Partners III, L.P.

By:	BlueLine Partners II, L.L.C.
Its: General Partner

By:	/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By:	/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

BlueLine Partners II, L.L.C.

By:	/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: March 23, 2009

Blue TSV I, LTD

By:	/s/ John Steven Kraus
Name: John Steven Kraus
Title: Director

BlueLine Capital Partners II, L.P.

By:	BlueLine Partners, L.L.C.
Its: General Partner

By:	/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

BlueLine Capital Partners III, L.P.

By:	BlueLine Partners II, L.L.C.
Its: General Partner

By:	/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By:	/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

BlueLine Partners II, L.L.C.

By:	/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director